Exhibit 99.1

Electra and LG Energy Solution Sign Three-year Cobalt Supply Agreement

Marks Electra's first commercial agreement in EV supply chain

TORONTO, Sept. 22, 2022 /CNW/ - Electra Battery Materials Corporation (NASDAQ: ELBM) (TSXV: ELBM) ("Electra") today announced the signing of a three-year agreement to supply battery grade cobalt to LG Energy Solution (LGES; KRX: 373220), a leading global manufacturer of lithium-ion batteries for electric vehicles. Electra has agreed to supply LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025. The material will be supplied from the only cobalt sulfate refinery in North America, located north of Toronto, Ontario.

Electra will supply 1,000 tonnes of cobalt contained in a cobalt sulfate product in 2023 and a further 3,000 tonnes in each of 2024 and 2025 under an agreed pricing mechanism. In addition to the supply agreement, Electra and LG Energy Solution have agreed to cooperate and explore ways to advance opportunities across North America's EV supply chain, including, but not limited to, securing of sustainable sources of raw materials.  Financial terms of the supply agreement were not disclosed.

"LG Energy Solution is a global leader in the electric vehicle supply chain, and we are delighted to sign our first strategic supply agreement with such an important player in the lithium-ion battery market," said Trent Mell, CEO of Electra. "This is only the beginning of a larger strategic relationship with LG Energy Solution involving our other assets and growth initiatives in the North American battery supply chain."

"As we have recently announced our mid- to long-term strategy to focus on North America, the fastest growing EV market, these partnerships serve as a crucial step towards securing a stable key raw material supply chain in the region," said Youngsoo Kwon, CEO of LG Energy Solution. "By establishing a strategic partnership with Electra, a key critical material supplier and only cobalt refinery in North America, LGES will continue to ensure the steady delivery of our top-quality products, thereby further advancing the global transition to EVs and ultimately to a sustainable future."

"Today's announcement is great news for Canada," said the Hon. Francois-Philippe Champagne, Minister of Innovation, Science, and Industry.  "This agreement between Electra and LG Energy Solution will see Canadian critical mineral resources and Canadian workers helping to build the car of the future. Through partnerships like this one, Canada is cementing its position as the world's green supplier of choice in the auto industry and beyond."

"A key part of our government's plan to build Ontario is supporting partnerships like this one between Electra and LG Energy Solution," said Vic Fedeli, Ontario's Minister of Economic Development, Job Creation and Trade. "With our critical minerals strategy, cutting-edge technology and world-class workforce, Ontario has what it takes to build the cars of the future, and we're proud to see more and more companies come to Ontario for exciting partnerships."

According to research by CRU, a leading provider of business intelligence on the global metals, mining, and fertilizer industries, China is currently responsible for 71% of refined cobalt, 76% of refined nickel and 93% of refined manganese used in EV batteries. Favourable public policy and growing EV adoption rates are accelerating the development of a North American refining and battery recycling ecosystem by Electra. The U.S. Inflation Reduction Act underscores the importance of creating a domestic EV battery supply chain by extending a $7,500 tax credit for vehicles that do not contain critical minerals sourced from China and Russia.

Electra's low-carbon hydrometallurgical refinery complex is located in Temiskaming Shores, near the Sudbury Nickel Basin. The refinery is in the late stages of commissioning and is expected to commence operations in the spring of 2023. Cobalt sulfate provided under the term of the contract with LGES will be sufficient to supply up to 1.5 million full electric vehicles.

At full capacity, Electra's facility will produce enough cobalt to supply up to 1.5 million electric vehicles per year.

To meet growing customer demand, the Company announced on June 22, 2022 that it is evaluating a second refinery in the province of Quebec by 2025-26, which could source cobalt from Electra's Idaho cobalt and copper project.  There are no other cobalt sulfate producers in North America today.

The Company is also developing black mass battery recycling capabilities to recover lithium, nickel, cobalt, graphite, and copper. A demonstration plant will be commissioned in the fall of 2022 to validate the Company's proprietary flow sheet, with commercialization anticipated in 2023-24. Electra's other growth projects include the construction of a battery grade nickel refinery and a manganese refinery, to establish a fully integrated battery materials park with a third-party cathode precursor (pCAM) manufacturer.  Electra announced the highlights of an engineering scoping study related to development of an integrated facility on September 8, 2022 that outlined a path to growing nickel sulfate refining capacity in North America.

LGES and Electra will hold a formal ceremony today, September 22, in Toronto, celebrating the signing of a term sheet, which commits the parties to key commercial terms. Final legal documentation and signing of the definitive agreement is expected to be concluded in the coming months.

CIBC Capital Markets acted as exclusive financial advisor to Electra.

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America's only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra's refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec.  For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Ariel view of Electra Cobalt Refinery in Temiskaming Shores, ON (CNW Group/Electra Battery Materials Corporation)

Interior view of Electra Cobalt Refinery in Temiskaming Shores, ON (CNW Group/Electra Battery Materials Corporation)

Image of EV charging (Shutterstock) (CNW Group/Electra Battery Materials Corporation)

View original content to download multimedia:https://www.prnewswire.com/news-releases/electra-and-lg-energy-solution-sign-three-year-cobalt-supply-agreement-301631223.html

SOURCE Electra Battery Materials Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2022/22/c1397.html

%CIK: 0001907184

For further information: Joe Racanelli, Vice President, Investor Relations, info@ElectraBMC.com, 1.416.900.3891

CO: Electra Battery Materials Corporation

CNW 11:00e 22-SEP-22